UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 22, 2017

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lease Agreement

On November 22, 2017, Atlassian, Inc. (“Atlassian”) entered into an Office Lease (the “Lease”) with 350 Bush Street Owner, LLC (the “Landlord”), to lease approximately 145,215 rentable square feet (the “Premises”) comprised of floors ten through fourteen (the “Phase 1 Premises”) and fifteen and sixteen (the “Phase 2 Premises”) of the building located at 350 Bush Street, San Francisco, California (the “Building”). The Landlord will deliver the Phase 1 Premises in the condition required under the Lease (anticipated to be, but in no event earlier than, January 1, 2018) and the term of the Lease with respect to the Phase 1 Premises will commence the earlier of (i) Atlassian’s occupancy of the Phase 1 Premises to conduct business and (ii) June 1, 2018. The Landlord will deliver the Phase 2 Premises in the condition required under the Lease (anticipated to be, but in no event earlier than, July 1, 2018) and the term of the Lease with respect to the Phase 2 Premises will commence the earlier of (i) Atlassian’s occupancy of the Phase 2 Premises to conduct business and (ii) February 1, 2019. The Lease with respect to the entire Premises will expire eleven years following expiration of the Phase 1 Rent Abatement period (as described in Section 3.2 of the Lease), subject to Atlassian’s early termination option in the ninth year of the Lease. Atlassian has one five-year option to extend the term of the Lease and a right of first offer to lease floors seven through nine and seventeen through nineteen of the Building. Atlassian also has the right to sublease, assign or transfer the Premises, subject to certain terms and conditions. Atlassian will pay monthly base rent amounts for the Premises ranging from $594,658 to $1,122,270 during the initial lease term, and cumulative base rent for the initial lease term will be approximately $124.2 million, reflecting annual rent increases of 3%. In addition to its monthly rent obligations, Atlassian will be responsible for certain operating costs and taxes associated with the Premises.

The foregoing summary of the Lease is qualified in its entirety by reference to the Lease, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 27, 2017	Atlassian Corporation Plc
(Registrant)

/S/ MURRAY J. DEMO
Murray J. Demo Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit Index

Exhibit Number        Exhibit Title
10.1             Lease, dated November 22, 2017, by and between 350 Bush Street Owner, LLC, and Atlassian, Inc.